Exhibit 99.1

P R E S S R E L E A S E
Amdocs Limited Reports Quarterly Revenue of $801 Million, Up 6.4% YoY
Key highlights:
•	After 14 years, Bruce Anderson will retire as Chairman of the Board of Directors at the end of the current fiscal year, but has agreed to stand for reelection for one additional term as a Director to facilitate the transition in leadership. Robert Minicucci, a current Director also with a 14-year tenure on the Board, has been appointed to succeed Mr. Anderson in the role of Chairman, effective October 1, 2011.

•	Third fiscal quarter revenue of $801 million, compared to the $790-$805 million guidance range. Foreign currency movements positively impacted revenue by approximately $5 million sequentially relative to the second fiscal quarter of 2011

•	Third fiscal quarter non-GAAP operating income of $132 million; non-GAAP operating margin of 16.4%; GAAP operating income of $106 million

•	Third fiscal quarter diluted non-GAAP EPS of $0.61, compared to the $0.57-$0.63 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.50 for the third fiscal quarter, compared to the $0.45-$0.53 guidance range

•	Free cash flow of $125 million for the third fiscal quarter

•	Twelve-month backlog of $2.62 billion at the end of the third fiscal quarter, up $30 million from the end of the second fiscal quarter of 2011

•	Fourth quarter fiscal 2011 guidance (excluding the impact of the pending acquisition of Bridgewater Systems Corporation): Expected revenue of approximately $800-$815 million and diluted non-GAAP EPS of $0.58-$0.64, excluding amortization of purchased intangible assets and other acquisition related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.46-$0.54

•	Repurchased $157 million of ordinary shares during the third fiscal quarter

ST. LOUIS — July 27, 2011 — Amdocs Limited (NYSE: DOX) today reported that for its third fiscal quarter ended June 30, 2011, revenue was $801.4 million, up 1.6% sequentially from the second fiscal quarter of 2011 and up 6.4% as compared to last year’s third fiscal quarter. Net income on a non-GAAP basis was $113.3 million, or $0.61 per diluted share, compared to non-GAAP net income of $119.4 million, or $0.58 per diluted share, in the third quarter of fiscal 2010. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $21.5 million, net of related tax effects, in the third quarter of fiscal 2011 and excludes such amortization, loss from divestiture of a subsidiary and equity-based compensation expenses of $27.1 million, net of related tax effects, in the third quarter of fiscal 2010. The Company’s GAAP net income for the third quarter of fiscal 2011 was $91.8 million, or $0.50 per diluted share, compared to GAAP net income of $92.3 million, or $0.45 per diluted share, in the prior year’s third quarter.
“Our solid third fiscal quarter results reflect global demand for Amdocs solutions, on-going momentum in the emerging markets, and improving execution in Europe. In the emerging markets, activity levels among current and new customers remain high as service providers in Asia and Latin America increasingly require more sophisticated BSS and OSS systems to support a better customer experience. Additionally, in Europe we are beginning to see the results of our greater focus and management re-alignment in the region. We are also beginning to reap the benefits from our recent investment initiatives, which drove the modest sequential improvement in profitability during the third quarter,” said Eli Gelman, chief executive officer of Amdocs Management Limited.
Gelman continued, “We continue to execute on our share repurchase plan, demonstrating our confidence in Amdocs’ future and our commitment to enhancing shareholder value. Since we resumed our buyback activity in April 2010, we have repurchased $821 million of our ordinary shares, or approximately 14% of our shares outstanding.”
Gelman said, “During the third quarter we signed a definitive agreement to acquire Bridgewater Systems Corporation which, when closed, will mark an additional step forward in our strategy to redefine the ways in which service providers can monetize data services. Service providers today need to find more advanced and innovative methods to fairly charge for the value and usage of data. The combination of Amdocs and Bridgewater will enable service providers to support virtually any pricing strategy for data services, based on the combination of advanced customer models coupled with network level information. We look forward to closing the deal by the end of the current quarter and officially welcoming the Bridgewater team to Amdocs.”
Gelman concluded, “Looking into the fourth fiscal quarter, we are pleased that our outlook reflects similar trends to those we delivered in the third quarter (excluding the effects of currency fluctuations). Global demand remains stable, and we believe the investments we are currently making in our customers, our products and our people are serving to strengthen our competitive position. Last, we would like to thank Bruce Anderson for his outstanding contributions to Amdocs over the past 14 years as Chairman of the Board. His leadership capabilities have positively impacted the success of Amdocs. We also welcome our long-time Director Rob Minicucci as our new Chairman and look forward to working with him in the next stage of Amdocs’ growth.”
Financial Discussion of Third Fiscal Quarter Results
Free cash flow was $125 million for the third fiscal quarter, comprised of cash flow from operations of approximately $150 million less $25 million in net capital expenditures and other.
Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.62 billion at the end of the third quarter of fiscal 2011.
Financial Outlook
Amdocs expects that revenue for the fourth quarter of fiscal 2011 will be approximately $800-$815 million. Diluted earnings per share on a non-GAAP basis for the fourth quarter are expected to be $0.58-$0.64, excluding amortization of purchased intangible assets and other acquisition related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the fourth fiscal quarter will be $0.46-$0.54.

Conference Call Details
Amdocs will host a conference call on July 27, 2011 at 5:00 p.m. Eastern Time to discuss the Company’s third fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.
Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets and other acquisition related costs;

•	equity-based compensation expense;

•	loss from divestiture of a subsidiary; and

•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.
For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.
Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.
Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation. The company combines business and operational support systems, service delivery platforms, proven services, and deep industry expertise to enable service providers and their customers to do more in the connected world. Amdocs’ offerings help service providers explore new business models, differentiate through personalized customer experiences, and streamline operations. A global company with revenue of approximately $3.0 billion in fiscal 2010, Amdocs has over 19,000 employees and serves customers in more than 60 countries worldwide. For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2010 filed on December 7, 2010 and in our quarterly 6-K filed on February 8, 2011 and May 11, 2011.
Contact:
Elizabeth W. Grausam
Vice President, Corporate Strategy and Investor Relations
Amdocs
314-212-8328
E-mail: dox_info@amdocs.com
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AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2011	2010	2011	2010
Revenue:
License	$29,093	$25,592	$87,694	$75,691
Service	772,316	727,657	2,277,831	2,146,338

	801,409	753,249	2,365,525	2,222,029
Operating expenses:
Cost of license	630	459	1,528	1,646
Cost of service	521,113	480,074	1,542,489	1,417,729
Research and development	54,414	52,253	162,942	153,549
Selling, general and administrative	102,315	93,446	305,736	277,054
Amortization of purchased intangible assets and other	17,265	21,748	53,018	64,506

	695,737	647,980	2,065,713	1,914,484

Operating income	105,672	105,269	299,812	307,545

Interest and other expense, net	184	3,768	3,252	27,244

Income before income taxes	105,488	101,501	296,560	280,301

Income taxes	13,703	9,236	37,274	31,133

Net income	$91,785	$92,265	$259,286	$249,168

Basic earnings per share	$0.50	$0.45	$1.38	$1.21

Diluted earnings per share	$0.50	$0.45	$1.37	$1.21

Basic weighted average number of shares outstanding	183,273	203,786	187,566	205,078

Diluted weighted average number of shares outstanding	184,682	205,471	188,973	206,606

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2011	2010	2011	2010
Revenue	$801,409	$753,249	$2,365,525	$2,222,029
Non-GAAP operating income	131,709	137,774	379,758	404,379
Non-GAAP net income	113,303	119,360	323,393	349,357
Non-GAAP diluted earnings per share	$0.61	$0.58	$1.71	$1.69
Diluted weighted average number of shares outstanding	184,682	205,471	188,973	206,606

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	June 30, 2011
		Reconciliation items
		Amortization of
		purchased	Equity based
		intangible assets	compensation
	GAAP	and other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$630	$—	$—	$—	$630
Cost of service	521,113	—	(3,783)	—	517,330
Research and development	54,414	—	(821)	—	53,593
Selling, general and administrative	102,315	—	(4,168)	—	98,147
Amortization of purchased intangible assets and other	17,265	(17,265)	—	—	—

Total operating expenses	695,737	(17,265)	(8,772)	—	669,700

Operating income	105,672	17,265	8,772	—	131,709

Income taxes	13,703	—	—	4,519	18,222

Net income	$91,785	$17,265	$8,772	$(4,519)	$113,303

	Three months ended
	June 30, 2010
		Reconciliation items
		Amortization
		of purchased		Impairment on
		intangible	Equity based	investment
		assets and	compensation	in a
	GAAP	other	expense	subsidiary	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$459	$—	$—	$—	$—	$459
Cost of service	480,074	—	(4,871)	—	—	475,203
Research and development	52,253	—	(1,017)	—	—	51,236
Selling, general and administrative	93,446	—	(4,869)	—	—	88,577
Amortization of purchased intangible assets and other	21,748	(21,748)	—	—	—	—

Total operating expenses	647,980	(21,748)	(10,757)	—	—	615,475

Operating income	105,269	21,748	10,757	—	—	137,774

Interest and other expense, net	(3,768)	—	—	1,599	—	(2,169)

Income taxes	9,236	—	—	—	7,009	16,245

Net income	$92,265	$21,748	$10,757	$1,599	$(7,009)	$119,360

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Nine months ended
	June 30, 2011
		Reconciliation items
		Amortization of
		purchased	Equity based
		intangible assets	compensation
	GAAP	and other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$1,528	$—	$—	$—	$1,528
Cost of service	1,542,489	—	(9,923)	—	1,532,566
Research and development	162,942	—	(1,987)	—	160,955
Selling, general and administrative	305,736	—	(15,018)	—	290,718
Amortization of purchased intangible assets and other	53,018	(53,018)	—	—	—

Total operating expenses	2,065,713	(53,018)	(26,928)	—	1,985,767

Operating income	299,812	53,018	26,928	—	379,758

Income taxes	37,274	—	—	15,839	53,113

Net income	$259,286	$53,018	$26,928	$(15,839)	$323,393

	Nine months ended
	June 30, 2010
		Reconciliation items
		Amortization of		Impairment on
		purchased	Equity based	investment
		intangible assets	compensation	in a
	GAAP	and other	expense	subsidiary	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$1,646	$—	$—	$—	$—	$1,646
Cost of service	1,417,729	—	(14,623)	—	—	1,403,106
Research and development	153,549	—	(3,154)	—	—	150,395
Selling, general and administrative	277,054	—	(14,551)	—	—	262,503
Amortization of purchased intangible assets and other	64,506	(64,506)	—	—	—	—

Total operating expenses	1,914,484	(64,506)	(32,328)	—	—	1,817,650

Operating income	307,545	64,506	32,328	—	—	404,379

Interest and other expense, net	(27,244)	—	—	23,399	—	(3,845)

Income taxes	31,133	—	—	—	20,044	51,177

Net income	$249,168	$64,506	$32,328	$23,399	$(20,044)	$349,357

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	June 30,	September 30,
	2011	2010
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,133,844	$1,433,299
Accounts receivable, net, including unbilled of $96,687 and $62,246, respectively	589,103	580,000
Deferred income taxes and taxes receivable	121,802	126,083
Prepaid expenses and other current assets	126,156	112,417

Total current assets	1,970,905	2,251,799

Equipment and leasehold improvements, net	243,572	258,273
Goodwill and other intangible assets, net	1,804,176	1,856,178
Other noncurrent assets	486,694	454,354

Total assets	$4,505,347	$4,820,604

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$562,237	$621,549
Short-term financing arrangements	—	200,000
Deferred revenue	181,237	184,481
Deferred income taxes and taxes payable	17,310	18,117

Total current liabilities	760,784	1,024,147

Other noncurrent liabilities	604,289	567,077
Shareholders’ equity	3,140,274	3,229,380

Total liabilities and shareholders’ equity	$4,505,347	$4,820,604

AMDOCS LIMITED
Consolidated Statements of Cash Flows
(in thousands)

	Nine months ended June 30,
	2011	2010
Cash Flow from Operating Activities:
Net income	$259,286	$249,168
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	138,219	146,046
Impairment on investment in a subsidiary	—	23,399
Equity-based compensation expense	26,928	32,328
Deferred income taxes	11,171	(14,431)
Excess tax benefit from equity-based compensation	(158)	(103)
Loss (gain) from short-term interest-bearing investments	1,423	(581)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(2,763)	(60,923)
Prepaid expenses and other current assets	(6,373)	33,181
Other noncurrent assets	(33,747)	(23,960)
Accounts payable, accrued expenses and accrued personnel	(48,957)	112,705
Deferred revenue	6,314	22,532
Income taxes payable	12,711	16,463
Other noncurrent liabilities	23,797	1,736

Net cash provided by operating activities	387,851	537,560

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(80,048)	(59,504)
Proceeds from sale of short-term interest-bearing investments	506,986	1,070,065
Purchase of short-term interest-bearing investments	(440,083)	(1,239,792)
Net cash paid for acquisitions	—	(199,496)
Other	(22,907)	20,336

Net cash used in investing activities	(36,052)	(408,391)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	—
Repurchase of shares	(431,770)	(208,643)
Proceeds from employee stock options exercised	49,696	22,025
Payments under capital lease, short-term financing arrangements and other	(748)	(159)

Net cash used in financing activities	(582,822)	(186,777)

Net decrease in cash and cash equivalents	(231,023)	(57,608)
Cash and cash equivalents at beginning of period	1,036,195	728,762

Cash and cash equivalents at end of period	$805,172	$671,154

AMDOCS LIMITED
Supplementary Information
(in millions)

	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2011	2011	2010	2010	2010
North America	$584.9	$598.4	$564.6	$569.7	$572.3
Europe	105.5	97.2	98.4	91.0	80.6
Rest of World	111.0	93.3	112.2	101.5	100.3

Total Revenue	$801.4	$788.9	$775.2	$762.2	$753.2

	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2011	2011	2010	2010	2010
Emerging Markets Revenue	$73.2	$52.1	$67.8	$69.5	$56.2

	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2011	2011	2010	2010	2010
Managed Services Revenue	$384.2	$382.6	$371.2	$355.5	$368.7

	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2011	2011	2010	2010	2010
Customer Experience Systems	$751.1	$737.2	$725.4	$714.9	$693.0
Directory	50.3	51.7	49.8	47.3	60.2

Total Revenue	$801.4	$788.9	$775.2	$762.2	$753.2

	As of
	June 30,	March 31,	December 31,	September 30,	June 30,
	2011	2011	2010	2010	2010
12-Month Backlog	$2,620	$2,590	$2,560	$2,525	$2,470

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